EXHIBIT 99.1

Cellectis Reports Financial Results for the First Quarter 2025

  Lasme-cel (UCART22) Phase 1 dataset and late-stage development strategy expected in the third quarter of 2025

  Eti-cel (UCART20x22) Phase 1 study in relapsed or refractory B-cell non-Hodgkin lymphoma (r/r NHL) ongoing with readout expected in late 2025

  AstraZeneca partnership: R&D activities ongoing on three programs – one allogeneic CAR T for hematological malignancies, one allogeneic CAR T for solid tumors, and one in vivo gene therapy for a genetic disorder

  Cellectis will present novel non-viral gene editing and base editing research at the 2025 ASGCT annual meeting

  Cash position of $246 million as of March 31, 20251 provides runway into H2 2027

NEW YORK, May 12, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided financial results for the first quarter 2025, ending March 31, 2025, and provided a business update.

« We are making progress in our wholly-owned clinical studies and in the three programs under our strategic partnership with AstraZeneca. We will continue to focus our efforts and resources on advancing these core programs and are looking forward to the results expected over the next few months » said André Choulika, Ph.D., Chief Executive Officer at Cellectis.

Pipeline Highlights

UCART Clinical Programs

BALLI-01 study evaluating lasme-cel (UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  On April 15, 2025, the International Nonproprietary Names (INN) Expert Committee of the World Health Organization (WHO) selected lasmecabtagene timgedleucel (lasme-cel) as recommended international non-proprietary name of UCART22 drug substance.

  Cellectis continues to focus on the enrollment of patients in the BALLI-01 study and expects to present the Phase 1 dataset and late-stage development strategy for lasme-cel in r/r B-ALL in the third quarter of 2025.

NATHALI-01 study evaluating eti-cel (UCART20x22) in relapsed or refractory B-cell non-Hodgkin lymphoma (r/r NHL)

  On April 15, 2025, the INN Expert Committee of the WHO selected etivelcabtagene erigedleucel (eti-cel) as recommended international non-proprietary name of UCART20x22 drug substance.

  Cellectis continues to focus on the enrollment of patients in the NATHALI-01 study and expects to present a Phase 1 readout for eti-cel in r/r NHL in late 2025.

Research Data & Preclinical Programs

Novel Non-Viral Gene Editing and Base Editing Research

  On April 28, 2025, Cellectis announced the presentation of research data on TALEN®-mediated non-viral transgene insertion for advancing cellular and gene therapies, and advancements in genetic editing using TALE base editors (TALEB), at the American Society of Gene and Cell Therapy (ASGCT) annual meeting that will be held on May 13-17, 2025 in New Orleans. The data will be presented in two posters:

TALEN®- Mediated non-viral Transgene Insertion for the Advancement of Cellular and Gene Therapies

  In this work, Cellectis combines TALEN®-mediated gene editing with non-viral transgene insertion for advancing cellular and gene therapies and explores gene insertion-efficacy and cellular health using single-stranded DNA (ssDNA) for payload delivery in different cell types.

  This innovative approach has the potential to address the challenges associated with traditional lentiviral viral methods or AAV-mediated transgene insertion such as manufacturing constraints, potential genomic toxicities or limited payload size.

High fidelity C-to-T editing with TALE base editors

  TALE base editors (TALEB) are fusions of a transcription activator-like effector domain (TALE), split-DddA deaminase halves, and an uracil glycosylase inhibitor (UGI). The C-to-T class of TALEB edits double-stranded DNA by converting a cytosine (C) to a thymine (T) and does not involve a DNA strand nick. Cellectis has developed a method to evaluate TALEB activity, analyzing factors affecting its efficiency. Using precise ssODN knock-in in primary T cells, the method assesses how target sequence composition and spacer variations impact TALEB performance.

  Overall, the results of this study enhance the control and use of TALEB, allowing for the design of highly efficient and specific TALEB compatible with future potential therapeutic applications.

The abstracts are live on the ASGCT website. The posters will be available on Cellectis’ website the first day of the event.

Partnerships

AstraZeneca Joint Research and Collaboration Agreement

Research and development activities are ongoing under three cell and gene therapy programs under the joint research and collaboration agreement entered into by Cellectis and AstraZeneca in November 2023: one allogeneic CAR T for hematological malignancies, one allogeneic CAR T for solid tumors, and one in vivo gene therapy for a genetic disorder.

Financial Results

Cash: As of March 31, 2025, Cellectis had $246 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets. The Company believes its cash, cash equivalents and fixed-term deposits will be sufficient to fund its operations into H2 2027.

This compares to $264 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets as of December 31, 2024. This $18 million change includes $6.7 million of cash-in from our revenue, $4.0 million of cash-in from our financial and cash-equivalent investments, partially offset by cash payments from Cellectis to suppliers of $10.3 million, Cellectis’ wages, bonuses and social expenses paid of $14.3 million, the payments of lease debts of $2.7 million, the repayment of the “PGE” loan of $1.2 million and the payments of capital expenditures for $0.4 million.

We currently foresee focusing our cash spending at Cellectis in supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART22, UCART20x22 and potential new product candidates, and operating our state-of-the-art manufacturing capabilities in Paris (France) and Raleigh (North Carolina).

Revenues and Other Income: Consolidated revenues and other income were $12.0 million for the three-month period ended March 31, 2025, compared to $6.5 million for the three-month period ended March 31, 2024. This $5.5 million increase between the three-month period ended March 31, 2024 and 2025 was mainly attributable to $5.9 million increase in revenue recognized under AZ JRCA in the first quarter 2025 based on the progress of our performance obligation rendered under the three research programs, partly offset by a slight decrease in other income by $0.6 million.

R&D Expenses: Consolidated R&D expenses were $21.9 million for the three-month period ended March 31, 2025, compared to $22.3 million for the three-month period ended March 31, 2024, down by $0.4 million mainly driven by a slight decrease in R&D personnel expenses from $10.0 million in the first quarter 2024 to $9.6 million in the first quarter 2025. R&D purchases, external expenses and amortization remained stable during the period.

SG&A Expenses: Consolidated SG&A expenses were $4.7 million for the three-month period ended March 31, 2025, compared to $5.1 million for the three-month period ended March 31, 2024. The $0.4 million change is mainly due to a slight decrease in purchases and external expenses while SG&A personnel expenses slightly decreased compared to the three-month period ended March 31, 2024.

Other operating income and expenses: Other operating income increased by $0.4 million between the three-month periods ended March 31, 2024, and 2025 following the favorable outcome of a claim with French social tax authorities related to the reimbursement of social charges on non-vested and expired stock-options plans.

Net financial gain (loss): We had a consolidated net financial loss of $3.9 million for the three-month period ended March 31, 2025, compared to a $26.3 million net financial gain for the three-month period ended March 31, 2024. This $30.2 million difference reflects mainly (i) a one-off $21.3 million gain in change in fair value of SIA derivative instrument recognized in the three-month period ended March 31, 2024, (ii) a $6.8 million increase in foreign exchange loss and a $2.2 million decrease in foreign exchange gain over the period due to USD devaluation, (iii) a $0.2 million increase of interest costs on loans, partially offset by a $1.0 million increase in gain from our financial investments and cash-equivalents.

Net Income (loss) Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $18.1 million (or a $0.18 loss per share) for the three-month period ended March 31, 2025, compared to a $5.6 million net income (or a $0.08 net income per share) for the three-month period ended March 31, 2024. The $23.8 million change in net loss was primarily driven by (i) an increase in revenues and other income of $5.5 million and (ii) a $1.2 million decrease in operating expenses and other operating income, offset by a decrease of net financial gain of $30.2 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $17.2 million (or a $0.17 loss per share) for the three-month period ended March 31, 2025, compared to a net income of $6.5 million (or a $0.09 income per share) for the three-month period ended March 31, 2024.

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) ($ in thousands)

	As of
	December 31, 2024	March 31, 2025
ASSETS
Non-current assets
Intangible assets	1,116	242
Property, plant, and equipment	45,895	44,451
Right-of-use assets	29,968	28,482
Non-current financial assets	7,521	5,262
Other non-current assets	11,594	13,443
Deferred tax assets	382	382
Total non-current assets	96,476	92,262
Current assets
Trade receivables	6,714	7,870
Subsidies receivables	14,521	15,117
Other current assets	5,528	5,147
Cash and cash equivalent and Current financial assets	260,306	243,691
Total current assets	287,069	271,825
TOTAL ASSETS	383,544	364,086
LIABILITIES
Shareholders’ equity
Share capital	5,889	5,900
Premiums related to the share capital	494,288	495,266
Currency translation adjustment	(39,537)	(37,271)
Retained earnings	(292,846)	(329,563)
Net income (loss)	(36,761)	(18,128)
Total shareholders’ equity - Group Share	131,033	116,204
Non-controlling interests	0	0
Total shareholders’ equity	131,033	116,204
Non-current liabilities
Non-current financial liabilities	50,882	51,037
Non-current lease debts	34,245	33,138
Non-current provisions	1,115	1,139
Total non-current liabilities	86,241	85,314
Current liabilities
Current financial liabilities	16,134	16,786
Current lease debts	8,385	7,862
Trade payables	18,664	17,209
Deferred revenues and deferred income	112,161	113,304
Current provisions	828	843
Other current liabilities	10,097	6,565
Total current liabilities	166,269	162,569
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	383,544	364,086

Cellectis S.A. INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS (unaudited) ($ in thousands, except per share amounts)

	For the three-month period ended March 31,
	2024	2025

Revenues and other income
Revenues	4,528	10,655
Other income	1,970	1,373
Total revenues and other income	6,498	12,029
Operating expenses
Research and development expenses	(22,324)	(21,932)
Selling, general and administrative expenses	(5,104)	(4,702)
Other operating income (expenses)	35	426
Total operating expenses	(27,392)	(26,208)

Operating income (loss)	(20,894)	(14,179)

Financial gain (loss)	26,275	(3,948)

Income tax	262	0
Income (loss) from continuing operations	5 643	(18,128)
Net income (loss)	5,643	(18,128)
Attributable to shareholders of Cellectis	5,643	(18,128)
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	0.08	(0.18)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.15)	(0.18)

Number of shares used for computing
Basic	71,810,231	100,156,559
Diluted	103,093,741	100,156,559

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.
Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) ($ in thousands, except per share data)

	For the three-month period ended March 31,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis	5,643	(18,128)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	887	976
Adjusted net income (loss) attributable to shareholders of Cellectis	6,530	(17,152)
Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.09	(0.17)

Weighted average number of outstanding shares, basic (units)	71,810,231	100,156,559

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.14)	(0.17)

Weighted average number of outstanding shares, diluted (units)	103,093,741	100,156,559

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

TALEN® is a registered trademark owned by Cellectis.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “will,” “expected,” “expect,” “potential,” “has the potential to,” “may,” or “could” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment), the timing of our presentation of data, the potential of our innovation programs, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

________________________
1 Cash position includes cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets. Restricted cash was $4.4 million as of March 31, 2025. Fixed-term deposits classified as current financial assets were $114.0 million as of March 31, 2025.

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